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Filed by:  Zoran Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Zoran Corporation
Commission File No. 0-27246

News Release

Contact Information

MacKenzie Partners, Inc.
1-800-322-2885
or 212-929-5500

Betty Watkins
Zoran Corporation
408-919-4273
bettyw@zoran.com



      ZORAN CORPORATION POSTPONES SEPTEMBER 12, 2000 STOCKHOLDERS' MEETING
                      UNTIL COMPLETION OF NOGATECH MERGER


Santa Clara, Calif. - September 5, 2000 - Zoran Corporation (Nasdaq: ZRAN), a leading provider of digital solutions-on-a-chip for applications in the growing multimedia and Internet consumer markets, announced today that it has postponed the reconvened annual meeting previously scheduled for September 12, 2000, at which shareholders were to vote on an additional proposal to increase the authorized common stock from 20,000,000 to 55,000,000 shares.

On August 24, 2000, Zoran and Nogatech, Inc. announced that they had signed a definitive merger agreement. The merger is subject to approval by the stockholders of Nogatech, compliance with the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions.

After the completion of the merger, Zoran expects to schedule a special meeting of stockholders to consider the proposal to increase the authorized shares of common stock.

ABOUT ZORAN CORPORATION
Zoran Corporation, based in Santa Clara, California, is a leading provider of digital solutions-on-a-chip for applications in the growing multimedia and Internet consumer markets. With almost two decades of expertise developing and delivering digital compression technologies, Zoran has pioneered high-performance processing into various audio, video, and imaging technologies. Zoran's proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product
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generation, reduced system costs, and shorter time to market. Zoran is a leading supplier in the rapidly expanding DVD and digital camera markets and in related applications of digital audio and video. With headquarters in the U.S. and operations in Canada, China, Israel, Japan, and Taiwan, Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-919-4111.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that are based on current expectations and assumptions which involve a number of uncertainties and risks that could cause actual results to differ materially from those discussed in the forward-looking statements, including risks associated with: the rapidly evolving markets for Zoran's and Nogatech's products and uncertainties regarding the development of those markets; potential problems or unanticipated costs relating to the integration of Nogatech's technology, employees, and operations; new product development and the ongoing introduction of new and enhanced products by Zoran and Nogatech and their competitors; Zoran's reliance on independent foundries and contractors; intensive competition in the markets in which Zoran and Nogatech compete; Zoran's historic dependence on sales to a limited number of large customers; the dependence on key personnel; and the reliance on international sales and operations. For additional information regarding these and other risks, reference is made to Zoran's Annual Report on Form 10-K for the year ended December 31, 1999 and other reports and documents filed with the Securities and Exchange Commission and to Nogatech's reports and documents filed with the Securities and Exchange Commission.

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